EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
Amounts in millions, except ratio amounts	2017	2016	2015	2014	2013	2018	2017
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,233	$13,356	$11,009	$13,492	$13,499	$11,032	$10,313
Fixed charges (excluding capitalized interest)	640	778	842	928	900	498	484
TOTAL EARNINGS, AS DEFINED	$13,873	$14,134	$11,851	$14,420	$14,399	$11,530	$10,797

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$521	$634	$693	$789	$755	$409	$391
1/3 of rental expense	118	144	166	174	171	85	93
TOTAL FIXED CHARGES, AS DEFINED	$639	$778	$859	$963	$926	$494	$484

RATIO OF EARNINGS TO FIXED CHARGES	21.7x	18.2x	13.8x	15.0x	15.5x	23.3x	22.3